Exhibit 99.1

SINA Announces Details of Distribution of Weibo Shares

SHANGHAI, China—September 12, 2016—SINA Corporation (the “Company” or “SINA”) (NASDAQ: SINA), a leading online media company serving China and the global Chinese communities, today announced the details of its planned distribution of shares of Weibo Corporation (“Weibo”), which is a majority-owned subsidiary of SINA and whose ADSs are currently traded on the NASDAQ Global Select Market (NASDAQ: WB).

Based on 70,881,168 ordinary shares of SINA outstanding as of the record date of September 12, 2016, SINA will distribute 7,088,116 Class A ordinary shares of Weibo (the “Weibo Shares”) to SINA shareholders on a pro rata basis, or one Weibo Share for each ten outstanding SINA ordinary shares. Holders of SINA ordinary shares that are settled through DTC will receive Weibo ADSs representing Weibo Shares.

The distribution date will be October 12, 2016. Following the distribution of the Weibo Shares, SINA’s equity stake in Weibo will decrease from approximately 54% (or approximately 78% by voting power) currently to approximately 51% (or approximately 75% by voting power).

We will not distribute any fractional Weibo Shares. The number of fractional Weibo Shares that would be distributable to each of the SINA shareholders in the form of Class A ordinary shares will be rounded to the nearest whole number. Any fractional Weibo ADSs will be aggregated and sold on behalf of those SINA shareholders who would otherwise be entitled to receive a fractional Weibo ADS. Payment for fractional Weibo ADs will be distributed through DTC.

No action or payment is required by SINA shareholders to receive Weibo Shares, whether or not such Weibo Shares are to be represented by Weibo ADSs. An Information Statement containing details regarding the distribution of the Weibo Shares will be provided to SINA shareholders prior to the distribution date. Investors are encouraged to consult with their financial advisers regarding the specific implications of buying or selling SINA ordinary shares after the ex-dividend date of September 8, 2016.

The distribution of Weibo Shares or cash in lieu thereof will be characterized as a taxable dividend for United States federal income tax purposes. The amount of the dividend for such tax purposes will be equal to the sum of (x) the fair market value of Weibo Shares received by a U.S. holder and (y) any cash payment in lieu of fractional Weibo ADSs paid to a U.S. holder. The additional tax is calculated by allocating the value distributed to you in the distribution over your holding period for our ordinary shares, with such amounts allocated to the current year and any years prior to our becoming a PFIC taxable as ordinary income, while amounts allocated to any other years will be subject to tax at the highest applicable rate plus an interest charge applicable to the deemed underpayment. You should treat the distribution date of October 12, 2016 as the date of the dividend. SINA shareholders are urged to consult with their tax advisors with respect to the U.S. federal, state, local and foreign tax consequences of the distribution.

About SINA

We are a leading online media company serving China and the global Chinese communities. Our digital media network of SINA.com (portal), SINA.cn (mobile portal), SINA Mobile Apps and Weibo.com (social media) enables Internet users to access professional media and user generated content in multi-media formats from personal computers and mobile devices and share their interests with friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region-specific websites and a full range of complementary offerings. SINA.cn and SINA Mobile Apps provide news information, professional and entertainment content from SINA.com customized for mobile users in WAP (mobile browser) and mobile application format. Weibo is a leading social media platform for people to create, distribute and discover Chinese-language content. Based on an open platform architecture, Weibo allows users to create and post feeds and attach multi-media content, as well as access a wide range of organically and third-party developed applications, such as online games.

Through these properties and other product lines, we offer an array of online media and social media services to our users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Contact:

Investor Relations

SINA Corporation

Phone: +86 10 5898 3336

Email: ir@staff.sina.com.cn